EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF INCORPORATION
Aaron Investment Company	Delaware
Aaron’s Canada, ULC	Canada
Aaron Rents, Inc. Puerto Rico	Commonwealth of Puerto Rico
Aaron’s Foundation, Inc.	Georgia
Aaron’s Production Company	Georgia
99LTO, LLC	Georgia